Exhibit 3.6

CERTIFICATE OF AMENDMENT

TO THE

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

KORSANA BIOSCIENCES, INC.

Korsana Biosciences, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The name of the Corporation is Korsana Biosciences, Inc.

2. The amendment set forth in this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Corporation (this “Certificate of Amendment”) has been duly adopted in accordance with Section 242 of the Delaware General Corporation Law by the board of directors of the Corporation and by the stockholders of the Corporation. This Certificate of Amendment hereby amends the Corporation’s Second Amended and Restated Certificate of Incorporation, as currently in effect (the “Certificate of Incorporation”) as set forth below.

3. The first paragraph of Article FOURTH of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 235,263,552. The Corporation has two classes of stock, referred to as Common Stock and Preferred Stock. There are 139,763,552 shares of authorized Common Stock, $0.0001 par value per share (“Common Stock”) and 95,500,000 shares of authorized Preferred Stock, $0.0001 par value per share (“Preferred Stock”), of which (i) 20,000,000 shares are hereby designated as “Series Seed Preferred Stock” and (ii) 75,500,000 shares are hereby designated as “Series A Preferred Stock.”

4. Except as amended hereby, the provisions of the Certificate of Incorporation shall remain in full force and effect.

5. This Certificate of Amendment shall be effective upon filing.

[End of Text]

THIS CERTIFICATE OF AMENDMENT is executed as of this 30th day of June, 2026.

Korsana Biosciences, Inc.

By:	/s/ Jonathan Violin
Name:	Jonathan Violin
Title:	Chief Executive Officer